April 29, 2015

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	McDermott International, Inc.

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014 (File No. 1-8430)
Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company”, “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated April 13, 2015, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”).

For convenience of reference, we are repeating the Comment prior to providing our response. The Comment is highlighted in bold.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

Cash Flow Activities, page 48

Comment 1

We note your disclosures which state that you are terminating certain of your local representative and other relationships in your Middle East segment and that these terminations will result in the acceleration of certain cash outflows for your business. We further note your risk factor disclosure on page 16 which indicates your contract awards could be adversely impacted if you do not terminate those relationships in a timely manner. Please tell us and address the following in future filings beginning with your next quarterly report on Form 10-Q:

•	Describe the nature of the relationships you must terminate in order to fulfill your customer’s request. It’s not clear from your disclosure if these relationships relate to agents, subcontractors, suppliers, etc.

•	Identify the customer and explain why your customer is compelling you to terminate these representative and other relationships in order for you to conduct business with this customer.

•	Expand your disclosure to explain how and whether you intend to replace the terminated representative and other relationships and discuss the expected impact the replacements will have on your cost structure for any particular contracts that are on-going or for future awards.

•	To the extent you expect to replace the terminated relationships, disclose whether you believe suitable replacements are readily available.

•	Quantify and disclose the expected payments you will need to make in order to terminate these representative and other relationships and explain why such payments are necessary.

•	Disclose whether or not you expect the termination of these representative and other relationships will cause any disruption to your business or impede your ability to complete any of your contracts.

We have finalized the exit of the relationships referenced in the Form 10-K disclosure. As a result, any risk related to noncompliance with the request from the customer has been eliminated.

For the information of the Staff, the relationships involved included (1) a representation agreement between a subsidiary of the Company and a local representative, under which the representative provided commercial and marketing advice and support with respect to certain of our Middle East operations, and (2) ownership of non-participating preferred equity interests in a subsidiary holding company for certain of our Middle East operations (which were issued many years ago, in order to meet local ownership requirements that are no longer in effect). The representation agreement expired pursuant to its terms on September 30, 2014. However, pursuant to the expiration provisions thereof, the representative would be entitled to various ongoing payments with respect to: (1) commissions on customer contracts that we had entered into prior to such expiration; and (2) future commissions payable on customer contracts we expected to enter into during a specified post-expiration period under the representation agreement (pursuant to provisions that provided for commissions to be payable on customer contracts entered into during such post-expiration period).

Subsequent to the filing of the Form 10-K, we reached agreements with the representative and certain of its affiliates and associates (1) regarding the value of the future payments to be made pursuant to the representation agreement and (2) to repurchase the equity interest in our subsidiary previously held by them. In connection with these agreements, we are required to make a series of payments, the majority of which have now been paid in the quarter ended March 31, 2015 (“Q1 2015”) and in the quarter ending June 30, 2015 (“Q2 2015”) (approximately $21 million paid in Q1 2015 and $25.5 million paid or to be paid in Q2 2015). Commissions historically paid pursuant to the representation agreement have been accounted for as contract costs, thus payments made that relate to specific probable future contracts within the specified post expiration period have been accounted for as pre-contract costs and, accordingly, have been reflected in “other assets.” Certain other amounts that do not qualify as pre-contract costs were expensed upon finalization of the subsequent agreements.

We do not intend to replace the representative, either via a new representation agreement or sale or placement of an equity interest in the holding company referred to above to another representative. We do not expect the termination of these relationships to cause any disruption to our business or impede our ability to complete any of our contracts or obtain new contracts.

In our Quarterly Report on Form 10-Q for Q1 2015, we intend to update the MD&A disclosure provided in the Form 10-K through the inclusion of the following paragraph in the Liquidity and Capital Resources section of MD&A under the caption “Cash Flow Activities – Operating Activities”:

During the quarter ended March 31, 2015 and in the first half of April 2015, we reached agreements with a representative we previously utilized in our Middle East operations and certain of its affiliates and associates regarding: (1) the value and timing of payment of ongoing future amounts that were to be paid under a representation agreement that we elected to allow to expire, with respect to: (a) commissions on customer contracts that we had entered into prior to such expiration; and (b) future commissions payable on customer contracts we expected to enter into during a specified post-expiration period under the representation agreement (pursuant to provisions that provided for commissions to be payable on customer contracts entered into during such post-expiration period); and (2) our repurchase of shares of capital stock in one of our subsidiaries previously held by them. Under the new agreements, we agreed to make a series of payments in respect of the commissions that were expected to become due and payable under the prior arrangement. The majority of those payments have been made as of the date of this report, including approximately $21 million paid in the quarter ended March 31, 2015 and approximately $25.5 million paid or to be paid in the quarter ending June 30, 2015. In connection with those payments we have recorded amounts in both “contracts in progress” and “other assets,” which we intend to reduce over time as expenses are recognized on the associated customer contracts in accordance with percentage-of-completion accounting.

Given the resolution of this matter, as described above, we do not believe that any of the other disclosures requested by Staff in the Comment are necessary.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

McDermott International, Inc.

By:	/s/ Stuart Spence
Stuart Spence
Executive Vice President and Chief
Financial Officer

cc:	Kevin Stertzel (Staff)
Anne McConnell (Staff)
W. John Cash (Branch Chief)
William H. Schumann, III (Audit Committee Chair)
Liane K. Hinrichs (Senior Vice President, General Counsel and Corporate Secretary)

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